June 16, 2022

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Interpace Biosciences, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-261504

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Interpace Biosciences, Inc., a corporation formed under the laws of the State of Delaware (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form S-1, File No. 333-261504, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 6, 2021.

The grounds upon which the Company is making this application for withdrawal are that the rights offering to which the Registration Statement relates has been terminated. No securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Thomas W. Burnell, Chief Executive Officer, Interpace Biosciences, Inc., at the above-mentioned address and tburnell@interpace.com, with a copy to Merrill M. Kraines, Esquire, McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York 10017 and mkraines@mwe.com.

300 Interpace Parkway | Morris Corporate Center 1, Building C | Parsippany, NJ 07054

Corporate Offices: (855) 776-6419 | Fax: (973) 265-0191 | Info@Interpace.com

Please do not hesitate to contact Merrill Kraines at 212.547.5616 or mkraines@mwe.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,
Interpace Biosciences, Inc.

	By:	/s/ Thomas W. Burnell
	Name:	Thomas W. Burnell
	Title:	Chief Executive Officer

cc: Merrill M. Kraines, Esq.

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